                          U.S. TRUST CORPORATION
          Exhibit 99 - Pro Forma Condensed Financial Statements

     The following unaudited pro forma condensed statements of income for the year ended December 31, 1994 and the nine-month period ended September 30, 1995 (collectively, the "Pro Forma Statements"), were prepared to present the estimated effects of the Disposition and Merger transaction with The Chase Manhattan Corporation, the related restructuring transactions and the effect of the Services Agreement as if such transactions had occurred as of January 1, 1994.
     The "Disposition Adjustments" column in each of the Pro Forma Statements includes the elimination from operations of the revenue and expenses related to the sale of the Chase Acquired Business.
     The "Other Adjustments" column in each of the Pro Forma Statements includes the ongoing impact on the Corporation's results of operations arising from the nonrecurring adjustments and the Services Agreement including the nonrecurring adjustments that have been incurred during the fourth quarter of 1994 and the first nine months of 1995.
     All of the pro forma adjustments are based upon available information and upon certain assumptions that the Corporation believes are appropriate. The information is not intended to be indicative of the Corporation's actual results had the transactions occurred as of the date indicated above nor do they purport to indicate results which may be attained in the future. The Pro Forma Statements and accompanying notes should be read in conjunction with the historical financial statements and other financial information relating to the Corporation.





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
                    PRO FORMA CONDENSED STATEMENT OF INCOME
                          Year Ended December 31, 1994
                (Dollars In Thousands, Except Per Share Amounts)
                                  (UNAUDITED)

                                                           Reversal of
                                                           Back Office   Corporation
                                          Disposition      & Corporate   Before Other       Other       Corporation
                           Historical(1)  Adjustments(b)    Staff (c)     Adjustments   Adjustments     Pro Forma(a)
                           ------------   --------------   -----------   ------------   -----------     ------------
REVENUES
Fee Revenue                  $  312,313     $(108,151)       $   -         $204,162       $ (1,966)(h)     $202,196
Net Interest Income After
  Provision for Credit Losses   106,112       (42,133)           -           63,979           -              63,979
Securities Gains (Losses), net    2,054          -               -            2,054           -               2,054
                             ----------     ---------        --------      --------       --------         --------
Total Revenue                   420,479      (150,284)           -          270,195         (1,966)         268,229
                             ----------     ---------        --------      --------       --------         --------

OPERATING EXPENSES
Salaries and Benefits           207,483       (72,798)         24,691       159,376        (31,696)(g)      127,680
Net Occupancy                    40,030       (10,616)          4,659        34,073         (4,763)(g)       29,310
Other                            88,417       (30,190)         17,236        75,463        (12,532)(g)       62,931
Restructuring Costs              50,177          -               -           50,177        (50,177)(a)         -
                             ----------     ---------        --------      --------       --------         --------
Total Operating Expenses        386,107      (113,604)         46,586       319,089        (99,168)         219,921
                             ----------     ---------        --------      --------       --------         --------

Income Before Income Tax
  Expense                        34,372       (36,680)        (46,586)      (48,894)        97,202           48,308
Income Tax Expense
  (Benefit) (d)                  13,405       (16,506)        (20,964)      (24,065)        43,291           19,226
                             ----------     ---------        --------      --------       --------         --------
Net Income                   $   20,967     $ (20,174)       $(25,622)     $(24,829)      $ 53,911         $ 29,082
                             ==========     =========        ========      ========       ========         ========

Net Income Per Share: (f)
  Fully Diluted              $    2.12                                                                   $     2.83
                             =========                                                                   ==========

Average Shares Outstanding:
  Fully Diluted              10,019,592                                                                  10,400,000
                             ==========                                                                  ==========

(1) Reclassified to conform to current years presentation.

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
                    PRO FORMA CONDENSED STATEMENT OF INCOME
                      Nine Months Ended September 30, 1995
                (Dollars In Thousands, Except Per Share Amounts)
                                  (UNAUDITED)

                                                        Reversal of
                                                        Back Office   Corporation
                                        Disposition     & Corporate   Before Other       Other       Corporation
                           Historical   Adjustments(b)   Staff(c)      Adjustments   Adjustments     Pro Forma(a)
                           ----------   -------------   -----------   ------------   -----------    --------------
REVENUES
Fee Revenue                $  228,441     $ (69,803)       $   -        $  158,638      $   -            $158,638
Net Interest Income After
  Provision for Credit Losses  79,569       (29,587)           -            49,982          -              49,982
Securities Gains, Net           4,188          -               -             4,188          -               4,188
                            ---------     ---------        --------      ---------      --------         --------
Total Revenue                 312,198       (99,390)           -           212,808          -             212,808
                           ----------     ---------        --------      ---------      --------         --------

OPERATING EXPENSES
Salaries and Benefits         156,457       (45,588)         12,795        123,664       (22,485)(g)      101,179
Net Occupancy                  30,803        (7,440)          2,950         26,313        (2,863)(g)       23,450
Other                          78,807       (22,350)         13,206         69,663       (15,533)(g)       54,130(e)
Restructuring Costs           155,589          -               -           155,589      (155,589)(a)         -
                           ----------     ---------        --------      ---------      --------         --------
Total Operating Expenses      421,656       (75,378)         28,951        375,229      (196,470)         178,759
                           ----------     ---------        --------      ---------      --------         --------

Income (Loss) Before Income
  Tax Expense                (109,458)      (24,012)        (28,951)      (162,421)      196,470           34,049
Income Tax Expense
  (Benefit) (d)               (49,791)      (10,805)        (13,028)       (73,624)       87,584           13,960
                           ----------     ---------        --------      ---------      --------         --------
Net Income (Loss)          $  (59,667)    $ (13,207)       $(15,923)     $ (88,797)     $108,886         $ 20,089
                           ==========     =========        ========      =========      ========         ========

Net Income (Loss) Per Share:(f)
  Fully Diluted            $   (6.21)                                                                  $     1.93(e)
                           =========                                                                   ==========

Average Shares Outstanding:
  Fully Diluted             9,603,647                                                                  10,453,898
                           ==========                                                                  ==========


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
               NOTES TO PRO FORMA CONDENSED FINANCIAL STATEMENTS


     (a) The objective of the Pro Forma Statements is to provide information concerning the impact of the Transaction by showing how it might have affected historical financial statements if the Transaction had been consummated as of an earlier date. Accordingly, the analysis begins with the historical financial statements of the Corporation, deletes the Processing Business and reflects other pro forma adjustments, to present the pro forma results of the surviving entity.
     Therefore, the Pro Forma Statements report net income which does not include material nonrecurring charges and credits and related tax effects, as presented below, which result directly from the Disposition and Merger.
     Corporation Pro Forma net income is computed assuming the Transaction was consummated at the beginning of the period presented and includes adjustments which give effect to events that are directly attributable to the Transaction and that are expected to have a continuing impact on the Corporation.
     The adjustments are related to severance and other termination related costs associated with the elimination of approximately 150 positions, the cost of the disposition of certain facilities, premises and equipment and the termination and modification of certain leases and third party services agreements. The Corporation has incurred and reflected in its historical statements of income for the year ended December 31, 1994 and the nine months ended September 30, 1995, charges summarized below. Of the total cumulative restructuring charges of $114.9 million, approximately $56.5 million remains to be paid. Approximately $32.5 million of the remaining $56.5 million will be paid within the next year.

                                            Nine       Twelve
                                           Months      Months
                                            Ended       Ended
                                          Sept. 30,    Dec. 31,       Cumulative
                                            1995         1994        Restructuring
(Millions)                                --------     --------      -------------
Severance and other termination
  related costs                            $ 83.4          -            $ 83.4
Asset/liability and portfolio balancing       1.0       $44.2             45.2
Disposition of facilities, premises and
  equipment                                  28.2          -              28.2
Professional fees and other                  43.0         6.0             49.0
                                          --------     --------      -------------
                                            155.6        50.2            205.8
Tax benefit                                  68.7        22.2             90.9
                                          --------     --------      -------------
Total                                      $ 86.9       $28.0           $114.9
                                          ========     ========      =============

     These charges are eliminated in the Other Adjustments columns so that the Corporation Pro Forma results exclude the one-time
nonrecurring effect of these charges.
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
     (b) Disposition Adjustments -- The Disposition Adjustments reflect the disposition of the Chase Acquired Business pursuant to the Disposition and Merger. The Disposition Adjustments include the revenues and expenses of the Chase Acquired Business as allocated in accordance with the methodologies utilized by the Corporation's internal management reporting system. The amount of net interest income is based upon the average Investable Balances multiplied by an internally calculated interest rate. The rate is based upon the rates earned by the Corporation's long- and short-term securities.
     Fee Revenue represents amounts earned by the Chase Acquired Business. Expenses reflect direct costs incurred and allocations of other costs in accordance with the Corporation's internal management reporting system.

     (c) Back Office and Corporate Staff -- The $46.6 million of back office and corporate staff charges for the year ended December 31, 1994, and the $29.0 million for the nine-month period ended September 30, 1995 are derived from the Corporation's internal management accounting system and represent the amounts allocated to the Chase Acquired Business for services provided. Back office support costs include securities processing and custody, check clearance and computer services processing and support services while the corporate staff cost allocations include financial, personnel, legal and general services support functions. Such back office support and corporate staff costs have been added to the expenses of the Corporation Before Other Adjustments because such costs were not eliminated in connection with the disposition of the Chase Acquired Business. The estimated downsizing of the corporate staff and the impact of the Services Agreement are reflected in the Other Adjustments.

     (d) Income Taxes -- Income taxes reflected in the Pro Forma Statements of Income are recorded at the statutory Federal tax rate of 35%, adjusted for the impact of state and local taxes and nondeductible items. The resulting effective tax rate for the Corporation was approximately 40% at December 31, 1994 and 41% at September 30, 1995.

     (e) Other operating expenses includes approximately $6.0 million of expenses due to the revaluation of certain intangible assets and an approximate reserve for receivables. Other operating expenses at September 30, 1995 also include a $1.0 million charge for funding the U.S. Trust Foundation for charitable contributions to be disbursed in 1995 and 1996. The after tax impact of these charges is $5.1 million or $0.48 per share.


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
     (f) Pro Forma Net Income Per Share -- Net income per share has been calculated on a basis consistent with the Corporation's past practices and was determined by dividing "Net Income -- Corporation
Pro Forma" by the estimated fully diluted average shares outstanding for each period. For the nine-month period ended September 30, 1995, actual fully diluted shares outstanding were 10,453,898. For the year ended December 31, 1994, estimated fully diluted average shares outstanding include the actual average shares outstanding, the assumed exercise of stock options and the dilutive effects of approximately 800,000 phantom shares. For both periods, dividends paid on phantom shares have been added back to net income on an after-tax basis. For both periods, the primary and fully diluted net income per share amounts are the same.

     (g) Salaries and Benefits, Net Occupancy and Other Expenses -- Reflects the reduction of personnel, net occupancy costs and other expenses resulting from the Disposition and Merger, the downsizing of the Corporation's corporate staff and the Services Agreement.

     (h) Other Income -- The $2.0 million adjustment reflects the elimination of certain revenues generated from computer processing activities conducted for third parties which will no longer be provided following the Disposition and Merger.

     (i) The pro forma impact of the Disposition and Merger on average balances for the nine-month period ended September 30, 1995 resulted in a reduction in total average assets and total average liabilities and stockholders' equity of approximately $1.0 billion, primarily consisting of a $725 million decrease in average securities and short-term investments and a $973 million decrease in average deposits. On a pro forma basis, total average assets and total average liabilities and stockholders' equity for the nine-month period ended September 30, 1995 were approximately $2.5 billion.


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